UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.   )*

InPhonic, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45772G105

 (CUSIP Number)

September 17, 2007

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

X	Rule 13d-1(c)

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45772G105

1	Name of Reporting Persons. I.R.S. Identification Nos. of above person (entities only) Riley Investment Partners Master Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares	5	Sole Voting Power 464,869
Beneficially Owned by	6	Shared Voting Power 0
Each Reporting	7	Sole Dispositive Power 464,869
Person With	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 464,869
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 1.3%[1]
12	Type Of Reporting Person (See Instructions) PN

———————

Based on 36,927,017 shares of common stock of InPhonic, Inc. (the “Issuer”) outstanding as of July 31, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 filed with the Securities and Exchange Commission on August 9, 2007.

CUSIP No. 45772G105

1	Name of Reporting Persons. I.R.S. Identification Nos. of above person (entities only) Riley Investment Management LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares	5	Sole Voting Power 464,869[1]
Beneficially Owned by	6	Shared Voting Power 1,296,342 [2]
Each Reporting	7	Sole Dispositive Power 464,869[1]
Person With	8	Shared Dispositive Power 1,296,342 [2]
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,696,571[2]
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [x]
11	Percent of Class Represented by Amount in Row (9) 4.6%[3]
12	Type Of Reporting Person (See Instructions) IA

———————

1

Because Riley Investment Management LLC has sole investment and voting power over 464,869 shares of Common Stock held by Riley Investment Partners Master Fund, L.P., Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

2

Riley Investment Management LLC has shared voting and dispositive power over 1,296,342 shares of Common Stock held by its investment advisory clients, 1,231,702 of which are held by an investment advisory accounts indirectly affiliated with Bryant Riley or Riley Investment Partners Master Fund, L.P.  However, Riley Investment Management LLC disclaims beneficial ownership of the non-affiliated shares.

3

Based on 36,927,017 shares of common stock of InPhonic, Inc. (the “Issuer”) outstanding as of July 31, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 filed with the Securities and Exchange Commission on August 9, 2007.

CUSIP No. 45772G105

1	Name of Reporting Persons. I.R.S. Identification Nos. of above person (entities only) B. Riley and Co. Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares	5	Sole Voting Power 0
Beneficially Owned by	6	Shared Voting Power 78,203[1]
Each Reporting	7	Sole Dispositive Power 0
Person With	8	Shared Dispositive Power 78,203[1]
9	Aggregate Amount Beneficially Owned by Each Reporting Person 78,203
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) .2%[2]
12	Type Of Reporting Person (See Instructions) BD

———————

1

B. Riley and Co. Inc. has shared voting and dispositive power over 78,203 shares of Common Stock owned by an account indirectly affiliated with it.

2

Based on 36,927,017 shares of common stock of InPhonic, Inc. (the “Issuer”) outstanding as of July 31, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 filed with the Securities and Exchange Commission on August 9, 2007.

CUSIP No. 45772G105

1	Name of Reporting Persons. I.R.S. Identification Nos. of above person (entities only) Bryant Riley
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares	5	Sole Voting Power 492,869[1]
Beneficially Owned by	6	Shared Voting Power 1,374,545[2]
Each Reporting	7	Sole Dispositive Power 492,869[1]
Person With	8	Shared Dispositive Power 1,374,545[2]
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,774,774[2]
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [x]
11	Percent of Class Represented by Amount in Row (9) 4.8%[3]
12	Type Of Reporting Person (See Instructions) IN

———————

1

Because Riley Investment Management LLC has sole voting and investment power over Riley Investment Partners Master Fund, L.P.’s security holdings and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, each of Riley Investment Partners Master Fund, L.P., Riley Investment Management LLC, and Mr. Riley may be deemed to have beneficial ownership of the 464,869 shares of Common Stock held by Riley Investment Partners Master Fund, L.P.  Includes 28,000 shares owned by custodial accounts of Mr. Riley’s children. Although Mr. Riley controls voting and investment decisions in his role as custodian for the children’s accounts, Mr. Riley disclaims beneficial ownership of these securities.

2

Riley Investment Management LLC has shared voting and dispositive power over 1,296,342  shares of Common Stock held by its investment advisory clients, 1,231,702 of which are held by an investment advisory accounts indirectly affiliated with Bryant Riley or Riley Investment Partners Master Fund, L.P.  Although Mr. Riley controls Riley Investment Management LLC’s voting and investment decisions for its investment advisory clients, Mr. Riley disclaims beneficial ownership of the non-affiliated shares.  B. Riley and Co. Inc. has shared voting and dispositive power over 78,203 shares of Common Stock owned by an account indirectly affiliated with it.  Mr. Riley is the Chairman and controlling shareholder of B. Riley and Co. Inc.

3

Based on 36,927,017 shares of common stock of InPhonic, Inc. (the “Issuer”) outstanding as of July 31, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 filed with the Securities and Exchange Commission on August 9, 2007.

CUSIP No. 45772G105

Item 1.

(a) Name of Issuer

InPhonic, Inc.

(b) Address of Issuer’s Principal Executive Offices

1010 Wisconsin Avenue, Suite 600

Washington, D.C.  20007

Item 2.

(a) (i)

Riley Investment Partners Master Fund, L.P. (Cayman Islands limited partnership)

Riley Investment Management LLC (Delaware limited liability company)

Bryant Riley (individual residing in California)

      (ii)

B. Riley and Co. Inc. (Delaware corporation)

(b) Address of Principal Business Office or, if none, Residence

      (i)

11100 Santa Monica Blvd.

Suite 810

Los Angeles, CA 90025

      (ii)

11100 Santa Monica Blvd.

Suite 800

Los Angeles, CA 90025

(c) Citizenship

United States

(d) Title of Class of Securities

Common Stock

(e) CUSIP Number

45772G105

Item 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 45772G105

Item 4.

Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

For each Reporting Person:

(a) Amount beneficially owned: Please see Line 9 on the cover sheet for each reporting person (including footnotes thereto).

(b) Percent of class: Please see Line 11 on the cover sheet for each reporting person (including footnotes thereto).

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:   Please see Line 5 on the cover sheet for each reporting person (including footnotes thereto).

(ii) Shared power to vote or to direct the vote:   Please see Line 6 on the cover sheet for each reporting person (including footnotes thereto).

(iii) Sole power to dispose or to direct the disposition of:   Please see Line 7 on the cover sheet for each reporting person (including footnotes thereto).

(iv) Shared power to dispose or to direct the disposition of:   Please see Line 8 on the cover sheet for each reporting person (including footnotes thereto).

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [   ].

Instruction: Dissolution of a group requires a response to this item.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8.

Identification and Classification of Members of the Group.

Not applicable

Item 9.

Notice of Dissolution of Group.

Not applicable

Item 10.

Certification

(b)

The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 45772G105

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 26, 2007

Riley Investment Partners Master Fund, L.P.
By: Riley Investment Management, its General
Partner
By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member

Riley Investment Management, LLC

By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member

B. Riley and Co. Inc.

By:	/s/ Bryant R. Riley
Bryant R. Riley, Chairman

By:	/s/ Bryant R. Riley
Bryant R. Riley

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